Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a press release published by Agility Robotics, Inc. (“Agility”) in which the proposed business transaction between Churchill Capital Corp XI (“Churchill XI”) and Agility is discussed.

Agility Robotics Expands NVIDIA Collaboration as It Prepares Digit 5 for Commercial Scale

Digit 5 will consolidate onboard compute to NVIDIA IGX Thor modules, building on companies’ humanoid safety collaboration

SALEM, Ore., Oct 22, 2026 — Agility Robotics, a leading humanoid robotics and physical AI company, today announced that Digit® 5 will standardize on NVIDIA IGX Thor for its onboard compute, expanding the companies’ collaboration as Agility prepares its next-generation humanoid robot for broader commercial deployment.

The new architecture will unify Digit 5’s onboard compute by standardizing on NVIDIA IGX Thor modules. The transition establishes NVIDIA as the exclusive provider of onboard compute for the general availability version of Digit 5.

“Bringing humanoid robots to commercial scale requires AI computing and safety to be engineered together,” said Deepu Talla, Vice President of Robotics and Edge AI at NVIDIA. “By standardizing Digit 5’s onboard compute on NVIDIA IGX Thor and incorporating NVIDIA Halos into its safety system, Agility is bringing these capabilities together as it prepares for broader deployment in factories and warehouses.”

Advancing Compute and Safety for Industrial Deployment

The compute transition builds on Agility’s previously announced collaboration with NVIDIA Halos safety platform for physical AI deployments, addressing safety at each layer of Agility’s development stack.

As part of that collaboration, Agility is integrating NVIDIA IGX Thor and additional NVIDIA Halos models into its proprietary safe human detection system for Digit. These integrations are intended to expand Digit’s current perception capabilities, support connections to a broader ecosystem, and facilitate Agility’s ongoing certification and deployment efforts. Agility was the first company to announce with NVIDIA that it will incorporate elements of NVIDIA Halos into its proprietary safety system.

Agility will also participate in the NVIDIA Halos AI Systems Inspection Lab to support the evaluation of Digit’s safety-related software, AI components and cybersecurity protections ahead of final third-party certification.

“For humanoid robots to deliver lasting value, they need to perform useful work reliably and safely in our customers’ operations,” said Pras Velagapudi, Chief Technology Officer of Agility Robotics. “As we prepare Digit 5 for general availability, we are unifying its compute architecture and building on our safety collaboration with NVIDIA. Moving to NVIDIA Thor modules gives us a common foundation as we advance Digit’s capabilities and prepare for broad commercial deployment.”

Early access to Digit 5 is expected to begin in the first half of 2027, with increasing availability over the following six to nine months for manufacturing, warehouse and distribution operators.

Agility Robotics and Churchill Capital Corp XI

Agility is preparing to become a public company through its previously announced business combination with Churchill Capital Corp XI (Nasdaq: CCXI). The business combination is expected to close in the fourth quarter of 2026, after which the combined company will operate as Agility Robotics and is expected to trade on Nasdaq under the ticker symbol “AGLT.”

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics’ mission is to build robot partners that augment the human workforce. Agility’s groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for Work® and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we’re pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

Agility, the Agility logo, Digit, Agility Arc, RoboFab, and Made for Work are trademarks of Agility Robotics, Inc. All rights reserved. Third-party trademarks are the property of their respective owners.

About Churchill Capital Corp XI

Churchill Capital Corp XI (“Churchill XI”) is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill XI for their consideration. Churchill XI and Agility Robotics have jointly filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on October 13, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been distributed to Company stockholders and Churchill XI shareholders as of September 14, 2026, the record date established for voting on the proposed transaction, in connection with Churchill XI’s solicitation of proxies for the vote by Churchill XI’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Company stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Churchill XI and Agility stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill XI in connection with the proposed transaction, as these documents contain important information about Churchill XI, the Company and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus as well as other documents filed by Churchill XI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws regarding Agility and Churchill XI. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should” and “would,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of any of these words or similar expressions does not mean that a statement is not forward-looking. These forward-looking statements are based on Agility’s and Churchill XI’s current expectations and projections. These statements include statements relating to, without limitation: Agility’s plans to standardize Digit 5’s onboard compute architecture on NVIDIA IGX Thor modules, including the anticipated integration, functionality, performance and benefits of such technology; Agility’s ongoing and expanded collaboration with NVIDIA, including the integration of NVIDIA IGX Thor and elements of the NVIDIA Halos safety platform into Digit’s proprietary safety systems; the expected capabilities and benefits of these integrations, including enhancements to perception capabilities, safety, reliability and operational performance; Agility’s anticipated participation in the NVIDIA Halos AI Systems Inspection Lab and the expected evaluation, validation and certification of Digit’s safety-related software, AI components and cybersecurity protections; Agility’s ability to develop, validate and deploy new Digit skills and capabilities; the anticipated timing of early access to Digit 5 in the first half of 2027 and general availability by the end of 2027; Agility’s ability to scale manufacturing, commercial deployments and service infrastructure to support existing and future customers; Agility’s preparation to operate as a public company; Agility’s ability to consummate the proposed business combination with Churchill XI, the satisfaction or waiver of the closing conditions set forth in the proposed business combination or PIPE subscription agreements; the occurrence of any other event, change or other circumstances that could give rise to the termination of the proposed business combination or PIPE subscription agreements; the expected timing of closing of the proposed transaction; the expected listing of the combined company’s securities on Nasdaq under the ticker symbol “AGLT”; and the potential benefits of the proposed transaction and expectations related to its terms and timing.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill XI.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the Company’s, Churchill XI’s or the combined company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill XI’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill XI’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill XI could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill XI’s public shareholders; the ability of the Company to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill XI; failure to realize the anticipated benefits of the proposed transaction; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill XI or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill XI’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill XI or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill XI’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While the Company and Churchill XI may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect the Company’s and Churchill XI’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company’s and Churchill XI’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill XI is not an investment in any of Churchill XI’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill XI, which may differ materially from the performance of Churchill XI’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill XI, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill XI’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill XI’s shareholders in connection with the proposed transaction are set forth in the definitive proxy statement/prospectus . You can find more information about Churchill XI’s directors and executive officers in Churchill XI’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the proxy statement/prospectus . Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts

Media: Michael Oldenburg

media@agilityrobotics.com

Investors: Anthony Rozmus

investor-relations@agilityrobotics.com

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